Datalink.net, Inc.
                        1735 Technology Way, Suite 790
                          San Jose, California  95110


                               August 26, 1999

To the Holders of
Agent's Warrants of
Datalink.net, Inc.

     As you know, in connection with the private offering of Datalink.net's Series A Preferred Stock which was completed in November 1997, you received warrants to purchase shares of Common Stock at $3.75 per share. These warrants are referred to as "Agent's Warrants" because most of them were issued to Commonwealth Associates, the Placement Agent for the offering. The Board of Directors has now decided to give the holders of those warrants the opportunity to exchange those warrants for common stock. This offer will also help to reduce the number of warrants that are outstanding. Datalink.net is offering the holders of the Agent's Warrants one share of Common Stock for each six Warrants exchanged. The terms of this Exchange Offer are explained in the enclosed Offering Circular. Also enclosed is a Letter of Transmittal for your use in submitting your warrant certificates for exchange, and a copy of our Schedule 13E-4 as filed with the SEC.

     The shares of Common Stock that will be issued in the Exchange Offer will be "restricted." However, because of the SEC's tacking rules, if you have held your warrants for at least one year, the shares will be immediately eligible for resale under Rule 144.

     As you also may be aware, on February 9, 1998, Datalink.net effected a 1 for 10 reverse split of our outstanding Common Stock. At the same time, the Warrants were also reverse split on a 1 for 10 basis. As a result, if your certificate was issued before February 9, 1998, the number of Warrants shown is ten times greater than the number you actually own. You may still exchange your old certificate in the Exchange Offer, but keep in mind that you will only receive shares of Common Stock based on the number of Warrants you hold after the reverse split.

     The Exchange Offer materials are fairly lengthy and have been written to satisfy a number of legal requirements. We suspect that many of you may have questions about the materials or the exchange offer. If you have questions, we ask that you call Tali Durant at Datalink.net at (408) 367-1714. Questions of a technical nature should be directed to representatives of American Securities Transfer & Trust, Inc., which is acting as the exchange agent. The telephone number for American Securities Transfer & Trust, Inc. is (303) 986-5400. Ask for the Trust Department.

     Please take the time to review the enclosed materials and consider accepting the Exchange Offer. We believe that this will benefit both you and the Company. We look forward to your response. This Exchange Offer will be held open until September 24, 1999, unless extended.

                                   Sincerely,


                                   Anthony N. LaPine, President